FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 4, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Divisional performance

The operating profit/(loss)(1) of each division is shown below.

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Operating profit/(loss) before impairment losses by division
UK Retail	632	649	712
UK Corporate	668	642	724
Wealth	55	86	75
International Banking	132	208	220
Ulster Bank	84	94	96
US Retail & Commercial	121	242	205

Retail & Commercial	1,692	1,921	2,032
Markets	826	(52)	1,029
Direct Line Group	84	125	67
Central items	(110)	85	(32)

Core	2,492	2,079	3,096
Non-Core	6	(531)	(16)

Group operating profit before impairment losses	2,498	1,548	3,080

Impairment losses/(recoveries) by division
UK Retail	155	191	194
UK Corporate	176	236	107
Wealth	10	13	5
International Banking	35	56	(6)
Ulster Bank	394	327	461
US Retail & Commercial	19	65	111

Retail & Commercial	789	888	872
Markets	2	57	-
Central items	34	(4)	-

Core	825	941	872
Non-Core	489	751	1,075

Group impairment losses	1,314	1,692	1,947

Note:

(1)
Operating profit/(loss) before own credit adjustments, Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, bank levy, write-down of goodwill and other intangible assets, interest rate hedge adjustments on impaired available-for-sale Greek government bonds and RFS Holdings minority interest.

Divisional performance (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Operating profit/(loss) by division
UK Retail	477	458	518
UK Corporate	492	406	617
Wealth	45	73	70
International Banking	97	152	226
Ulster Bank	(310)	(233)	(365)
US Retail & Commercial	102	177	94

Retail & Commercial	903	1,033	1,160
Markets	824	(109)	1,029
Direct Line Group	84	125	67
Central items	(144)	89	(32)

Core	1,667	1,138	2,224
Non-Core	(483)	(1,282)	(1,091)

Group operating profit/(loss)	1,184	(144)	1,133

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	%	%	%

Net interest margin by division
UK Retail	3.61	3.74	4.08
UK Corporate	3.09	3.02	3.19
Wealth	3.67	3.39	3.24
International Banking	1.60	1.64	1.83
Ulster Bank	1.87	1.87	1.84
US Retail & Commercial	3.06	3.04	3.00

Retail & Commercial	2.91	2.90	3.05
Non-Core	0.31	0.42	0.72

Group net interest margin	1.89	1.84	2.03

	31 March 2012	31 December 2011
Total funded assets	£m	£m

UK Retail	116,255	114,469
UK Corporate	113,134	114,098
Wealth	21,265	21,628
International Banking	63,684	69,901
Ulster Bank	33,450	34,637
US Retail & Commercial	72,945	74,925
Markets	300,574	313,882
Direct Line Group	13,430	12,912
Central items	130,742	126,336

Core	865,479	882,788
Non-Core	83,278	93,657

	948,757	976,445
RFS Holdings minority interest	910	804

	949,667	977,249

Divisional performance (continued)

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	48.2	48.4	-	50.3	(4%)
UK Corporate	76.9	79.3	(3%)	82.3	(7%)
Wealth	12.9	12.9	-	12.6	2%
International Banking	41.8	43.2	(3%)	45.7	(9%)
Ulster Bank	38.4	36.3	6%	31.7	21%
US Retail & Commercial	58.6	59.3	(1%)	54.0	9%

Retail & Commercial	276.8	279.4	(1%)	276.6	-
Markets	115.6	120.3	(4%)	114.3	1%
Other	11.0	12.0	(8%)	15.8	(30%)

Core	403.4	411.7	(2%)	406.7	(1%)
Non-Core	89.9	93.3	(4%)	128.5	(30%)

Group before benefit of Asset Protection Scheme	493.3	505.0	(2%)	535.2	(8%)
Benefit of Asset Protection Scheme	(62.2)	(69.1)	(10%)	(98.4)	(37%)

Group before RFS Holdings minority interest	431.1	435.9	(1%)	436.8	(1%)
RFS Holdings minority interest	3.2	3.1	3%	2.9	10%

Group	434.3	439.0	(1%)	439.7	(1%)

For the purposes of the divisional return on equity ratios, notional equity has been calculated as a percentage of the monthly average of divisional risk-weighted assets, adjusted for capital deductions. Historically, notional equity was allocated at 9% for the Retail & Commercial divisions and 10% for Global Banking & Markets. A consistent 10% is now applied to the Retail & Commercial and Markets divisions.

Employee numbers by division (full time equivalents in continuing operations rounded to the nearest hundred)	31 March 2012	31 December 2011	31 March 2011

UK Retail	27,600	27,700	28,100
UK Corporate	13,400	13,600	13,200
Wealth	5,700	5,700	5,400
International Banking	5,400	5,400	5,500
Ulster Bank	4,500	4,200	4,300
US Retail & Commercial	14,700	15,400	15,600

Retail & Commercial	71,300	72,000	72,100
Markets	13,200	13,900	15,600
Direct Line Group	15,100	14,900	14,900
Group Centre	6,600	6,200	4,800

Core	106,200	107,000	107,400
Non-Core	4,300	4,700	6,700

	110,500	111,700	114,100
Business Services	33,600	34,000	34,100
Integration and restructuring	1,000	1,100	300

Group	145,100	146,800	148,500

UK Retail

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Income statement
Net interest income	1,001	1,032	1,086

Net fees and commissions	237	242	270
Other non-interest income	29	35	34

Non-interest income	266	277	304

Total income	1,267	1,309	1,390

Direct expenses
- staff	(207)	(200)	(215)
- other	(79)	(116)	(113)
Indirect expenses	(349)	(344)	(350)

	(635)	(660)	(678)

Operating profit before impairment losses	632	649	712
Impairment losses	(155)	(191)	(194)

Operating profit	477	458	518

Analysis of income by product
Personal advances	236	276	275
Personal deposits	185	214	254
Mortgages	563	577	543
Cards	219	238	238
Other	64	4	80

Total income	1,267	1,309	1,390

Analysis of impairments by sector
Mortgages	34	32	61
Personal	82	116	95
Cards	39	43	38

Total impairment losses	155	191	194

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.1%	0.1%	0.3%
Personal	3.5%	4.6%	3.3%
Cards	2.8%	3.0%	2.7%

Total	0.6%	0.7%	0.7%

UK Retail (continued)

Key metrics

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios
Return on equity (1)	24.0%	22.8%	24.5%
Net interest margin	3.61%	3.74%	4.08%
Cost:income ratio	50%	50%	49%

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)
- mortgages	97.5	95.0	3%	93.0	5%
- personal	9.4	10.1	(7%)	11.4	(18%)
- cards	5.6	5.7	(2%)	5.6	-

	112.5	110.8	2%	110.0	2%
Customer deposits (2)	104.2	101.9	2%	96.1	8%
Assets under management (excluding deposits)	5.8	5.5	5%	5.8	-
Risk elements in lending (2)	4.6	4.6	-	4.6	-
Loan:deposit ratio (excluding repos)	105%	106%	(100bp)	112%	(700bp)
Risk-weighted assets	48.2	48.4	-	50.3	(4%)

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)
Includes disposal groups: loans and advances to customers £7.3 billion; risk elements in lending £0.5 billion; customer deposits £8.7 billion (31 December 2011 - loans and advances to customers £7.3 billion; risk elements in lending £0.5 billion; customer deposits £8.8 billion).

Key points
In Q1 2012 UK Retail continued to focus on our commitment to customers to be the UK's most Helpful Bank.

On 28 March 2012, the Customer Charter 2011 results were published and showed encouraging improvements. The results were independently assessed, and, of the twenty-five goals set out in the Charter, we achieved twenty-three. This result demonstrates the progress that has been made, and has been recognised by customers, but there is still work to be done to deliver improvements in service and resolve complaints fairly, consistently and promptly.

In 2012, the Charter has evolved so it is even more relevant to customers, with simplified commitments categorised under the following four key themes: knowledgeable staff will put customer needs first, we will do more to help customers when they need it most, we will provide convenient and quick service to our customers and we will continue to help strengthen the communities in which we live and work.

UK Retail (continued)

Key points (continued)

Q1 2012 compared with Q4 2011

•
UK Retail continued to deliver strong returns in Q1 2012. The division continued to achieve strong franchise growth, gaining market share on both sides of the balance sheet and increasing return on equity in the face of challenging economic conditions.

•	The division further reduced the loan to deposit ratio in the quarter to 105%.
	○	Customer deposits grew 2%, driven by increases in both savings balances, 1%, and current account balances, 5%.
	○	Gross mortgage lending market share of 11% continues above our stock position of 8%.
	○	Unsecured lending contracted by 5% as the Group actively sought to improve its risk profile and customer deleveraging continued.

•	Income growth is proving challenging in the current economic environment.
	○	Net interest margin declined 13 basis points as lower long term swap rates combined with competitive savings rates put pressure on liability margins.
	○	Consumer spending has remained subdued over the quarter resulting in lower transactional fees on cards.
	○	Customer behaviour continues to evolve supported by Helpful Banking initiatives, including the "Act Now" text alerts. This is reducing the level of late and overdraft fees.

•	The division continued to focus on strong cost discipline with good results.
	○	Headcount was further reduced, although staff costs were slightly higher as Q4 2011 included a reduction in full year incentive compensation accruals.
	○	Other costs were lower as strict cost control and efficiency measures delivered further benefits.
•	Impairment losses decreased 19% reflecting the impact of risk appetite tightening. Impairments are expected to remain stable subject to normal seasonal fluctuations and the economic environment.

	○	Mortgage impairment losses were broadly in line with the previous quarter with arrears rates and provision coverage levels remaining stable.
○
The unsecured portfolio charge fell 24% with slightly lower default volumes and improved collections performance. The recoveries performance also gave rise to a small provision release from the defaulted book. Industry benchmarks for cards arrears remain stable, with RBS continuing to perform better than the market.

•	Risk-weighted assets were broadly stable, with volume growth in lower risk secured mortgages more than offset by a decrease in the unsecured portfolio. Asset quality remains stable.

Q1 2012 compared with Q1 2011

•	Net interest income fell driven by lower liability margins, due to a continued decline in long-term swap rates and competitive pricing on savings.

•	Non-interest income declined as Helpful Banking initiatives and subdued consumer spending continued to depress card transaction volumes.

•	Overall expenses decreased with direct staff costs down largely due to headcount reductions. Other direct expenses decreased reflecting a number of cost saving initiatives.

•	Risk appetite tightening, combined with Helpful Banking initiatives are helping to reduce default levels, contributing to impairment losses decreasing by 20%.

UK Corporate

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Income statement
Net interest income	756	758	811

Net fees and commissions	336	341	345
Other non-interest income	109	78	106

Non-interest income	445	419	451

Total income	1,201	1,177	1,262

Direct expenses
- staff	(245)	(231)	(235)
- other	(85)	(99)	(104)
Indirect expenses	(203)	(205)	(199)

	(533)	(535)	(538)

Operating profit before impairment losses	668	642	724
Impairment losses	(176)	(236)	(107)

Operating profit	492	406	617

Analysis of income by business
Corporate and commercial lending	687	623	722
Asset and invoice finance	162	169	151
Corporate deposits	166	171	174
Other	186	214	215

Total income	1,201	1,177	1,262

Analysis of impairments by sector
Financial institutions	2	(2)	3
Hotels and restaurants	15	16	8
Housebuilding and construction	25	27	32
Manufacturing	-	13	6
Other	40	39	3
Private sector education, health, social work, recreational and community services	22	81	11
Property	30	19	18
Wholesale and retail trade, repairs	33	29	16
Asset and invoice finance	9	14	10

Total impairment losses	176	236	107

UK Corporate (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Financial institutions	0.1%	(0.1%)	0.2%
Hotels and restaurants	1.0%	1.0%	0.5%
Housebuilding and construction	2.7%	2.8%	2.8%
Manufacturing	-	1.1%	0.5%
Other	0.5%	0.5%	-
Private sector education, health, social work, recreational and community services	1.0%	3.7%	0.5%
Property	0.4%	0.3%	0.2%
Wholesale and retail trade, repairs	1.5%	1.3%	0.7%
Asset and invoice finance	0.3%	0.5%	0.4%

Total	0.6%	0.9%	0.4%

Key metrics

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios
Return on equity (1)	16.2%	13.0%	19.2%
Net interest margin	3.09%	3.02%	3.19%
Cost:income ratio	44%	45%	43%

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	113.2	114.2	(1%)	117.7	(4%)
Loans and advances to customers (gross) (2)
- financial institutions	6.2	5.8	7%	6.1	2%
- hotels and restaurants	6.0	6.1	(2%)	6.7	(10%)
- housebuilding and construction	3.7	3.9	(5%)	4.5	(18%)
- manufacturing	4.7	4.7	-	5.2	(10%)
- other	34.4	34.2	1%	33.6	2%
- private sector education, health, social work, recreational and community services	8.6	8.7	(1%)	8.9	(3%)
- property	26.7	28.2	(5%)	30.2	(12%)
- wholesale and retail trade, repairs	9.1	8.7	5%	9.8	(7%)
- asset and invoice finance	10.3	10.4	(1%)	9.8	5%

	109.7	110.7	(1%)	114.8	(4%)

Customer deposits (2)	124.3	126.3	(2%)	124.4	-
Risk elements in lending (2)	4.9	5.0	(2%)	4.6	7%
Loan:deposit ratio (excluding repos)	87%	86%	100bp	91%	(400bp)
Risk-weighted assets	76.9	79.3	(3%)	82.3	(7%)

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)
Includes disposal groups: loans and advances to customers £12.0 billion; risk elements in lending £1.0 billion; customer deposits £12.7 billion (31 December 2011 - loans and advances to customers £12.2 billion; risk elements in lending £1.0 billion; customer deposits £13.0 billion).

UK Corporate (continued)

Key points
In Q1 2012 UK Corporate continued to demonstrate its commitment to customers and to supporting recovery in the UK economy.

As part of the 'Ahead for Business' promise, fast, reliable service and customer proximity remain at the forefront of UK Corporate's proposition. In February 2012 the division launched a new iPhone app enabling business banking customers to keep track of their finances and effectively manage opportunities and risks within their business. The division also enhanced its telephony proposition with an extended and faster service, providing expert advice to smaller businesses.

By the end of Q1 2012, RBS staff had undertaken 4,883 'Working with You' visits, spending two days at a time working in their customers' businesses, demonstrating how serious UK Corporate is about understanding and sharing its customers' ambitions.

Q1 2012 saw the launch of the National Loan Guarantee Scheme (NLGS). As part of the scheme UK Corporate offers a 1% pricing discount on loans, including asset finance facilities provided through the Lombard brand, to a large number of clients. RBS Group is the only bank to extend the discount for the complete range of loans, from £1,000 up to £25 million. Furthermore, UK Corporate demonstrated its continued support of the manufacturing sector by launching the 8th tranche of a £1 billion Manufacturing Fund in the quarter. The division also participated in a number of other UK Government supported schemes:

•	the Regional Growth Fund, allowing businesses to safeguard and create new jobs across the country;

•	the Business Growth Fund, an equity investment fund established to help Britain's fast-growing small and medium sized businesses; and

•	the Enterprise Finance Guarantee, for small firms with viable business proposals that are unable to obtain a conventional loan due to lack of security.

Q1 2012 compared with Q4 2011

•	UK Corporate delivered a strong performance, with return on equity of 16.2% and operating profit increasing 21% to £492 million, driven by non-interest income growth and lower impairments.

•
Net interest income was broadly flat while net interest margin increased 7 basis points, benefiting from a revision to deferred income recognition assumptions and increased customer margins, partially offset by higher funding costs.

•	Non-interest income increased 6% largely reflecting valuation movements and lower derivative close out costs associated with impaired assets.

•	Total costs were slightly lower, reflecting lower revenue related costs and cost efficiencies achieved in non-staff discretionary spend, largely offset by the phasing of staff incentive costs.

•	Impairments at £176 million were down 25%, primarily as a result of lower individual and collectively assessed provisions.

•	Risk-weighted assets decreased £2.4 billion reflecting improved risk parameters and marginally lower net lending, primarily property which more than offset growth in other sectors.

UK Corporate (continued)

Key points (continued)

Q1 2012 compared with Q1 2011

•	Operating profit decreased by £125 million, or 20%, with lower net interest income combined with an increase in impairments, partially offset by lower costs.

•
Net interest income decreased by 7% largely reflecting the higher impact from revisions made to deferred income recognition assumptions in Q1 2011 compared with Q1 2012. Excluding these revisions, net interest income fell 4% whilst net interest margin decreased 2 basis points reflecting higher net funding costs and lower lending. Lending decreased £5 billion, including targeted reductions in the property sector.

•
Non-interest income decreased 1%, largely reflecting strong refinancing activity in Q1 2011, not repeated in Q1 2012, partially offset by increased operating lease activity and Markets revenue share income.

•	Total costs declined £5 million, 1%, with reductions in non-staff discretionary spending, largely offset by increased staff costs relating to strategic investment and control initiatives.

•	Impairments were 64% higher primarily driven by the significant release of latent provisions in Q1 2011.

•	Risk-weighted assets decreased £5.4 billion as the result of improved risk parameters and lower lending balances.

Wealth

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Income statement
Net interest income	179	168	157

Net fees and commissions	93	89	97
Other non-interest income	18	23	17

Non-interest income	111	112	114

Total income	290	280	271

Direct expenses
- staff	(117)	(96)	(100)
- other	(60)	(43)	(44)
Indirect expenses	(58)	(55)	(52)

	(235)	(194)	(196)

Operating profit before impairment losses	55	86	75
Impairment losses	(10)	(13)	(5)

Operating profit	45	73	70

Analysis of income
Private banking	237	232	221
Investments	53	48	50

Total income	290	280	271

Key metrics

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios
Return on equity (1)	9.5%	15.2%	15.0%
Net interest margin	3.67%	3.39%	3.24%
Cost:income ratio	81%	69%	72%

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.4	8.3	1%	7.8	8%
- personal	6.8	6.9	(1%)	7.0	(3%)
- other	1.7	1.7	-	1.7	-

	16.9	16.9	-	16.5	2%
Customer deposits (2)	38.3	38.2	-	37.5	2%
Assets under management (excluding deposits) (2)	31.4	30.9	2%	34.4	(9%)
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos) (2)	44%	44%	-	44%	-
Risk-weighted assets	12.9	12.9	-	12.6	2%

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	31 March 2011 comparatives were revised in Q3 2011 to reflect the current reporting methodology.

Wealth (continued)

Key points
Q1 2012 saw further progress in the implementation of the refreshed Coutts divisional strategy across all jurisdictions.

•
Reshaping of the UK business progressed to the next phase with the restructure of key professionals in client servicing. The restructure will enable the division to provide class leading banking and wealth management propositions and assists in the preparations for the implementation of Retail Distribution Review (RDR) regulations. Revised Private Banker and Wealth Manager roles will ensure clients receive the best service and advice based on their specific needs.

•
On the international front, Coutts announced the sale of the Latin American, Caribbean and African business to RBC Wealth Management. The business has client assets in the region of £1.5 billion, representing approximately 2% of Coutts' total client assets. This decision followed from the 2011 divisional strategy to focus the Coutts growth strategy on key geographies. These include the UK, Switzerland, Middle East, Russia/Commonwealth of Independent States and selected countries in Asia.

•
Coutts continued to prepare the deployment of a single global technology platform with the UK rollout completed in Q1 2012. The bank's strategic investment will enable the business to operate as a global organisation on a single IT platform, transforming the way clients are served.

Q1 2012 compared with Q4 2011

•	Operating profit decreased 38% to £45 million, with a 4% increase in income more than offset by increased expenses.

•	Income growth of £10 million largely reflects improved deposit margins and strong treasury income.

•
Expenses increased 21% largely driven by phasing in Financial Services Compensation Scheme levies and the timing of incentive accruals. The division also incurred an £8.75 million fine from the Financial Services Authority (FSA) relating to Anti Money Laundering control processes during the period from December 2007 to November 2010.

•
Client assets and liabilities managed by the division increased by 1%. Assets under management increased by 2%, benefiting from a recovery in the markets in Q1 2012, and positive net new business, particularly in Asia where an improved sales management framework has been introduced.

Wealth (continued)

Key points (continued)

Q1 2012 compared with Q1 2011

•	Operating profit decreased by 36% with a 7% growth in income more than offset by higher expenses and impairments.

•
Net interest income increased 14% with growth in lending volumes and margins, particularly within the UK, as well as sustained improvement in divisional treasury income. The decline in non-interest income reflected lower assets under management and a reduction in brokerage income.

•
Expenses increased 20% largely reflecting continued investment in International front office recruitment, strategic technology initiatives, including the new Avaloq based wealth management platform in the UK, regulatory projects and changes in bonus accounting methodology. Q1 2012 also included the FSA fine.

•
Client assets and liabilities managed by the division decreased by 2%. Customer deposits grew 2% and lending volumes increased by 2% in response to continued customer demand, particularly for UK mortgages, reflecting high interest in London property. Assets under management declined 9%, as a result of negative market movements and fund outflows occurring in the second half of 2011.

International Banking

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Income statement
Net interest income from banking activities	260	293	303
Non-interest income	282	300	344

Total income	542	593	647

Direct expenses
- staff	(187)	(160)	(195)
- other	(48)	(51)	(61)
Indirect expenses	(175)	(174)	(171)

	(410)	(385)	(427)

Operating profit before impairment losses	132	208	220
Impairment (losses)/recoveries	(35)	(56)	6

Operating profit	97	152	226

Of which:
Ongoing businesses	113	145	235
Run-off businesses	(16)	7	(9)

Analysis of income by product
Cash management	268	241	216
Trade finance	72	67	62
Portfolio	197	257	353

Ongoing businesses	537	565	631
Run-off businesses	5	28	16

Total income	542	593	647

Analysis of impairments by sector
Manufacturing and infrastructure	(17)	(75)	(32)
Property and construction	-	-	(6)
Transport and storage	4	-	(9)
Telecommunications, media and technology	(9)	-	-
Banks and financial institutions	(12)	-	1
Other	(1)	19	52

Total impairment (losses)/recoveries	(35)	(56)	6

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.3%	0.4%	-

Key metrics

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios (ongoing businesses)
Return on equity (1)	7.5%	9.1%	13.2%
Net interest margin	1.60%	1.64%	1.83%
Cost:income ratio	72%	64%	64%

Note:

(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

International Banking (continued)

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers	52.3	56.9	(8%)	62.6	(16%)
Loans and advances to banks	3.9	3.4	15%	3.8	3%
Securities	4.0	6.0	(33%)	5.9	(32%)
Cash and eligible bills	0.3	0.3	-	1.0	(70%)
Other	3.2	3.3	(3%)	3.5	(9%)

Total third party assets (excluding derivatives mark-to-market)	63.7	69.9	(9%)	76.8	(17%)
Customer deposits (excluding repos)	45.0	45.1	-	44.1	2%
Risk elements in lending	0.9	1.6	(44%)	1.5	(40%)
Loan:deposit ratio (excluding repos)	116%	126%	(1,000bp)	142%	(2,600bp)
Risk-weighted assets	41.8	43.2	(3%)	45.7	(9%)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Run-off businesses (1)

Total income	5	28	16
Direct expenses	(21)	(21)	(25)

Operating (loss)/profit	(16)	7	(9)

Note:

(1)	Run-off businesses consist of the exited corporate finance business.

Key points
The formation of International Banking in January 2012 created a significant and integrated client focused business, well placed to serve clients' financing, working capital and risk management needs internationally. Cash management and trade finance, both in the UK and internationally, remain key offerings for the Group's customers and, overall, International Banking continues to invest in improving existing products and in developing new ones.

Since the restructure, substantial progress has been made on the integration. The senior management team is in place. Early engagement with clients on the integrated proposition has been positive and management are reviewing a number of revenue enhancing opportunities arising from leveraging the Group's network coverage and product capabilities.

Q1 2012 compared with Q4 2011

•	Operating profit was down £55 million, reflecting lower income and increased expenses, partially offset by lower impairments.
•
Excluding run-off businesses, income was £28 million lower reflecting the uncertain and volatile macroeconomic backdrop and the continued low interest rate environment. Net interest margin decreased by 4 basis points mainly due to a reduction in higher priced Portfolio assets.

	○	Portfolio income fell by £60 million reflecting the managed reduction in average assets in order to improve capital efficiency and liquidity levels.
	○	Trade finance income was 7% higher due to increased guarantee fee income, mainly in Asia.
	○	Cash management income was 11% higher than Q4 2011, despite weak European activity and lower global payments, and due to a higher funding surplus arising from lower liquidity buffer requirements.

International Banking (continued)

Key points (continued)

Q1 2012 compared with Q4 2011 (continued)

•	Expenses increased by £25 million, largely reflecting the timing of incentive accruals and reduced pension accruals in Q4 2011 following actuarial valuations.

•	Impairments of £35 million related to a small number of specific provisions.

•
Third party assets decreased by 9% due to managed reductions in the Portfolio loan book of £5 billion, reflecting capital management discipline, (which also resulted in a decrease in undrawn commitments) and reduced collateral required for Japanese business activities.

•	Customer deposits remained flat despite an increasingly competitive environment and the adverse impact of Sterling:Euro exchange rate.

•	The loan to deposit ratio improved from 126% to 116% mainly driven by reductions in the loan book.

Q1 2012 compared with Q1 2011

•	Operating profit was down £129 million reflecting lower Portfolio income and higher impairments, partially offset by lower discretionary expenses.

•
Income decreased by £105 million due to a managed reduction in average assets and lower business volumes. Net interest margin decreased by 23 basis points primarily reflecting a reduction in higher yielding Portfolio assets.

○
Portfolio income was 44% lower largely reflecting an active reduction in third party assets, down 17%, and higher funding costs. Corporate product volumes fell as activity in the debt market remained subdued, and a low inflation environment also reduced hedging activity.

○ Trade finance income grew 16% as a result of strong growth in trade funded assets and trade guarantees, mainly in Asia.
○
Cash management was 24% higher, as customer deposits grew by £1 billion following the success of deposit gathering initiatives, partially offset by adverse exchange rate movements and lower interest rates.

•	Expenses decreased by 4% driven by lower headcount, continued cost saving initiatives including tight management control over discretionary non-staff related costs.

•	Impairments in Q1 2011 included a significant write back of latent provisions within Portfolio.

•	The Portfolio loan book fell by £10 billion due to repayments and active capital management. This drove a 17% reduction in third party assets and a 9% reduction in risk-weighted assets.

Ulster Bank

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Income statement
Net interest income	165	177	181

Net fees and commissions	38	28	36
Other non-interest income	11	21	15

Non-interest income	49	49	51

Total income	214	226	232

Direct expenses
- staff	(52)	(53)	(56)
- other	(12)	(15)	(18)
Indirect expenses	(66)	(64)	(62)

	(130)	(132)	(136)

Operating profit before impairment losses	84	94	96
Impairment losses	(394)	(327)	(461)

Operating loss	(310)	(233)	(365)

Analysis of income by business
Corporate	102	98	113
Retail	88	101	113
Other	24	27	6

Total income	214	226	232

Analysis of impairments by sector
Mortgages	215	133	233
Corporate
- property	54	83	97
- other corporate	114	100	120
Other lending	11	11	11

Total impairment losses	394	327	461

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	4.3%	2.7%	4.3%
Corporate
- property	4.4%	6.9%	7.2%
- other corporate	5.8%	5.2%	5.5%
Other lending	3.4%	2.8%	2.9%

Total	4.6%	3.8%	5.0%

Ulster Bank (continued)

Key metrics

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios
Return on equity (1)	(25.8%)	(20.7%)	(36.8%)
Net interest margin	1.87%	1.87%	1.84%
Cost:income ratio	61%	58%	59%

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	19.8	20.0	(1%)	21.5	(8%)
- corporate
- property	4.9	4.8	2%	5.4	(9%)
- other corporate	7.9	7.7	3%	8.8	(10%)
- other lending	1.3	1.6	(19%)	1.5	(13%)

	33.9	34.1	(1%)	37.2	(9%)
Customer deposits	21.0	21.8	(4%)	23.8	(12%)
Risk elements in lending
- mortgages	2.5	2.2	14%	1.8	39%
- corporate
- property	1.3	1.3	-	1.0	30%
- other corporate	1.9	1.8	6%	1.6	19%
- other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	5.9	5.5	7%	4.6	28%
Loan:deposit ratio (excluding repos)	147%	143%	400bp	147%	-
Risk-weighted assets	38.4	36.3	6%	31.7	21%

Spot exchange rate - €/£	1.200	1.196	-	1.131	6%

Note:

(1)
Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
Economic conditions in Ireland remain challenging. Despite growth in the export sector, the domestic economy continues to be weak, unemployment remains elevated and residential property values continue to decline. These conditions adversely affected financial performance in Q1 2012, particularly the level of impairments on the residential mortgage portfolio.

Ulster Bank remains focused on the recovery of the business and on the rebuilding of a sustainable franchise into the future. Ulster Bank also continues to support the changing needs of customers, in difficult economic conditions, through the provision of a range of restructuring solutions.

Deposit gathering remains a priority and the implementation of a number of cost management initiatives across the business is progressing.

Ulster Bank (continued)

Key points (continued)

Q1 2012 compared with Q4 2011

•
Operating profit before impairment losses fell by £10 million in the quarter reflecting the impact of higher funding costs on income. Impairment losses increased by 20%, primarily due to deteriorating credit metrics of the retail mortgage portfolio, in line with market trends.

•
Income decreased by £12 million due to the impact of intense deposit competition. Net interest margin remained stable at 1.87% with the benefit of loan pricing initiatives, coupled with a reduced stock of liquid assets offsetting the impact of higher funding costs.

•	Expenses decreased by £2 million with further progress made on cost initiatives across the business, with particular focus on reducing staff costs and marketing expenditure.

•
Impairment losses increased by £67 million in the quarter, largely due to rising arrears rates on the residential mortgage portfolio and the continued deterioration in asset quality as property prices declined further.

•
Retail and SME deposit balances remained stable in the quarter despite the competitive market. However, there were further outflows of wholesale balances. Loans and advances to customers fell marginally.

•	Risk-weighted assets increased by £2.1 billion, mainly as a result of deterioration in mortgage credit metrics.

Q1 2012 compared with Q1 2011

•	Operating loss decreased by £55 million to £310 million, with lower impairment losses partly offset by lower income.

•
Income fell by 8% reflecting the impact of a reducing loan book coupled with higher funding costs. Net interest margin increased by 3 basis points primarily driven by the benefit of initiatives to improve asset margins implemented during 2011 coupled with a reduction in the stock of liquid assets.

•	Expenses decreased by 4%, with a 14% fall in direct expenses, primarily driven by tight management of discretionary spend. Management continued to focus on implementing cost saving initiatives.

•	Impairment losses fell by 15% but credit conditions in Ireland remain challenging and overall, credit quality has deteriorated over the period driven by asset price deflation and affordability issues.

•	Loans and advances to customers declined by 4% in constant currency terms reflecting further amortisation and ongoing weak demand for credit.

•	Customer deposit balances declined by 8% on a constant currency basis with growth in retail and SME balances of 2%, more than offset by lower wholesale balances.

US Retail & Commercial (£ Sterling)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Income statement
Net interest income	496	496	452

Net fees and commissions	195	199	202
Other non-interest income	65	95	73

Non-interest income	260	294	275

Total income	756	790	727

Direct expenses
- staff	(223)	(216)	(201)
- other	(116)	(137)	(126)
- litigation settlement	(88)	-	-
Indirect expenses	(208)	(195)	(195)

	(635)	(548)	(522)

Operating profit before impairment losses	121	242	205
Impairment losses	(19)	(65)	(111)

Operating profit	102	177	94

Average exchange rate - US$/£	1.571	1.573	1.601

Analysis of income by product
Mortgages and home equity	134	128	109
Personal lending and cards	99	100	112
Retail deposits	220	237	218
Commercial lending	160	148	138
Commercial deposits	114	110	99
Other	29	67	51

Total income	756	790	727

Analysis of impairments by sector
Residential mortgages	6	4	6
Home equity	22	20	39
Corporate and commercial	(16)	8	19
Other consumer	3	21	20
Securities	4	12	27

Total impairment losses	19	65	111

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.4%	0.3%	0.4%
Home equity	0.6%	0.5%	1.1%
Corporate and commercial	(0.3%)	0.1%	0.4%
Other consumer	0.2%	1.1%	1.3%

Total	0.1%	0.4%	0.7%

US Retail & Commercial (£ Sterling) (continued)

Key metrics

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios
Return on equity (1)	4.5%	8.0%	4.5%
Return on equity - excluding litigation settlement (1)	8.4%	8.0%	4.5%
Net interest margin	3.06%	3.04%	3.00%
Cost:income ratio	84%	69%	72%
Cost:income ratio - excluding litigation settlement	72%	69%	72%

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	73.7	75.8	(3%)	71.8	3%
Loans and advances to customers (gross)
- residential mortgages	6.0	6.1	(2%)	5.6	7%
- home equity	14.2	14.9	(5%)	14.7	(3%)
- corporate and commercial	22.6	22.9	(1%)	20.3	11%
- other consumer	8.1	7.7	5%	6.4	27%

	50.9	51.6	(1%)	47.0	8%
Customer deposits (excluding repos)	58.7	60.0	(2%)	57.2	3%
Risk elements in lending
- retail	0.6	0.6	-	0.5	20%
- commercial	0.3	0.4	(25%)	0.5	(40%)

Total risk elements in lending	0.9	1.0	(10%)	1.0	(10%)
Loan:deposit ratio (excluding repos)	86%	85%	100bp	81%	500bp
Risk-weighted assets	58.6	59.3	(1%)	54.0	9%

Spot exchange rate - US$/£	1.599	1.548		1.605

Note:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points

•	While sterling strengthened by 3% relative to the dollar at 31 March 2012 compared with 31 December 2011, the average sterling:dollar exchange rate was stable in Q1 2012.

•	Performance is described in full in the US dollar-based financial statements set out on pages 41 and 42.

US Retail & Commercial (US Dollar)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	$m	$m	$m

Income statement
Net interest income	779	781	724

Net fees and commissions	307	314	324
Other non-interest income	102	148	116

Non-interest income	409	462	440

Total income	1,188	1,243	1,164

Direct expenses
- staff	(350)	(339)	(322)
- other	(182)	(216)	(203)
- litigation settlement	(138)	-	-
Indirect expenses	(327)	(307)	(312)

	(997)	(862)	(837)

Operating profit before impairment losses	191	381	327
Impairment losses	(31)	(102)	(177)

Operating profit	160	279	150

Analysis of income by product
Mortgages and home equity	211	202	175
Personal lending and cards	156	157	179
Retail deposits	346	373	349
Commercial lending	251	233	221
Commercial deposits	179	173	158
Other	45	105	82

Total income	1,188	1,243	1,164

Analysis of impairments by sector
Residential mortgages	9	6	9
Home equity	35	31	63
Corporate and commercial	(25)	13	30
Other consumer	6	33	32
Securities	6	19	43

Total impairment losses	31	102	177

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.4%	0.3%	0.4%
Home equity	0.6%	0.5%	1.1%
Corporate and commercial	(0.3%)	0.1%	0.4%
Other consumer	0.2%	1.1%	1.2%

Total	0.1%	0.4%	0.7%

US Retail & Commercial (US Dollar) (continued)

Key metrics

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios
Return on equity (1)	4.5%	8.0%	4.5%
Return on equity - excluding litigation settlement (1)	8.4%	8.0%	4.5%
Net interest margin	3.06%	3.04%	3.00%
Cost:income ratio	84%	69%	72%
Cost:income ratio - excluding litigation settlement	72%	69%	72%

	31 March 2012	31 December 2011		31 March 2011
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets	117.9	117.3	1%	115.2	2%
Loans and advances to customers (gross)
- residential mortgages	9.5	9.4	1%	9.1	4%
- home equity	22.6	23.1	(2%)	23.6	(4%)
- corporate and commercial	36.2	35.3	3%	32.2	12%
- other consumer	13.2	12.0	10%	10.5	26%

	81.5	79.8	2%	75.4	8%
Customer deposits (excluding repos)	93.9	92.8	1%	91.8	2%
Risk elements in lending
- retail	0.9	1.0	(10%)	0.8	13%
- commercial	0.6	0.6	-	0.8	(25%)

Total risk elements in lending	1.5	1.6	(6%)	1.6	(6%)
Loan:deposit ratio (excluding repos)	86%	85%	100bp	81%	500bp
Risk-weighted assets	93.7	91.8	2%	86.7	8%

Note:

(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of monthly average of divisional RWAs, adjusted for capital deductions).

Key points
In Q1 2012 US R&C continued to focus on its back-to-basics strategy, with the goal of increasing profitability through developing the customer franchise, managing expenses, and enhancing credit quality.

Consumer Banking accelerated the roll-out of its four core customer commitments to the entire branch footprint, finishing ahead of schedule. The aim of the commitments is to enhance the customer experience and further strengthen the Citizens brand, and is built around feedback received from customers.

Q1 2012 also saw Treasury Solutions (Domestic Global Transaction Services) reintegrated into the Commercial Banking Division. This reintegration will strengthen the cross-sell of Treasury Solutions products to the Commercial client base and follows the formation of a consolidated Consumer Banking division in H2 2011, aimed at strengthening the retail alignment and improving efficiencies.

A continued focus on strengthening and growing valued customer and client relationships has delivered results. For example, in Consumer Banking, the penetration of on-line banking customers, a key indicator of customer retention, continued to improve in Q1 2012 and the penetration of loan products to deposit households has shown a steady increase over the past eleven consecutive quarters.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)
In Commercial Banking, a recent Greenwich Associates survey indicated strong year-on-year improvements. Clients placed Citizens number one or number two versus peers in several key categories, including 'values long-term relationships', 'understanding of your industry', 'likelihood to recommend bank' and 'likelihood to continue using for future banking needs'.

Q1 2012 compared with Q4 2011

•
Operating profit of $160 million compares with $279 million in the prior quarter, a decrease of $119 million, or 43%, reflecting the settlement of an outstanding litigation matter. Excluding the litigation settlement, operating profit increased by $19 million or 7%, to $298 million reflecting lower impairment losses partially offset by lower gains on the sale of securities.

•	The macroeconomic operating environment remained challenging, with low rates, high unemployment, a soft housing market, sluggish consumer activity and the continuing impact of legislative changes.

•	Net interest income was down $2 million reflecting reducing asset yields offset by lower funding costs. Net interest margin was up 2 basis points from the prior quarter.

•
Loans and advances were up $1.7 billion, or 2%, due to strong growth in commercial loan volumes and the purchase of a $1 billion auto loan portfolio, partly offset by the planned run-off of long term fixed rate consumer products.

•	Non-interest income was down $53 million, or 11%, largely reflecting lower securities gains.

•
Total expenses were up $135 million, or 16%, reflecting a litigation settlement of $138 million in Q1 2012. A settlement has been reached in a class action lawsuit relating to how overdraft fees were assessed on customer accounts prior to 2010. Citizens was one of more than 30 banks included in these class action lawsuits.

•
Excluding the litigation settlement, total expenses were down $3 million reflecting a mortgage servicing rights recapture, lower costs related to regulatory projects and the elimination of the Everyday Points rewards programme for consumer debit card customers, partially offset by the phasing of the annual incentive plan accruals, and a seasonal increase in payroll taxes.

•	Impairment losses were down $71 million, or 70%, reflecting an improved credit environment and lower impairments related to securities. REIL decreased from $1.6 billion to $1.5 billion.

Q1 2012 compared with Q1 2011

•
Operating profit increased to $160 million from $150 million, an increase of $10 million, or 7%, substantially driven by significantly lower impairments and increased income, largely offset by the settlement of an outstanding litigation. Excluding the litigation settlement operating profit increased by $148 million, or 99%, to $298 million.

•	Net interest income was up $55 million, or 8%, driven by commercial loan growth, deposit pricing discipline and lower funding costs, partially offset by consumer loan run off.

•	Customer deposits were up 2% with strong growth achieved in checking balances. Consumer checking balances grew by 3% while small business checking balances grew by 9% over the year.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q1 2012 compared with Q1 2011 (continued)

•
Non-interest income was down $31 million, or 7%, reflecting lower debit card fees, as a result of the Durbin Amendment legislation, and lower gains on the sale of securities, partially offset by strong mortgage banking fees.

•	The Durbin Amendment became effective on 1 October 2011 and lowers the allowable interchange on debit transactions by approximately 50% to $0.23 - $0.24 per transaction.

•
Total expenses excluding the litigation settlement were up $22 million, or 3% reflecting a change in accrual methodology related to the annual incentive plan during Q1 2011, partially offset by a mortgage servicing rights recapture and the elimination of the Everyday Points rewards programme for consumer debit card customers in Q1 2012.

•	Impairment losses declined by $146 million, or 82%, reflecting an improved credit environment as well as lower impairments related to securities.

Markets

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Income statement
Net interest income from banking activities	24	23	56

Net fees and commissions receivable	127	62	207
Income from trading activities	1,548	580	1,817
Other operating income (net of related funding costs)	35	27	28

Non-interest income	1,710	669	2,052

Total income	1,734	692	2,108

Direct expenses
- staff	(544)	(354)	(727)
- other	(166)	(197)	(166)
Indirect expenses	(198)	(193)	(186)

	(908)	(744)	(1,079)

Operating profit/(loss) before impairment losses	826	(52)	1,029
Impairment losses	(2)	(57)	-

Operating profit/(loss)	824	(109)	1,029

Of which:
Ongoing businesses	861	(96)	1,039
Run-off businesses	(37)	(13)	(10)

Analysis of income by product
Rates	801	396	749
Currencies	246	259	241
Asset backed products	427	29	617
Credit markets	313	36	430
Investor products and equity derivatives	123	118	216

Total income continuing businesses	1,910	838	2,253
Inter-divisional revenue share	(186)	(177)	(208)
Run-off businesses	10	31	63

Total income	1,734	692	2,108

Memo - Fixed income and currencies
Rates/currencies/ABP/credit markets	1,785	718	2,038
Less: primary credit markets	(171)	(134)	(229)

Total fixed income and currencies	1,614	584	1,809

Markets (continued)

Key metrics

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios (ongoing businesses)
Return on equity (1)	21.1%	(2.4%)	26.0%
Cost:income ratio	50%	106%	49%
Compensation ratio (2)	29%	49%	33%

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (ongoing businesses)
Loans and advances	50.5	61.2	(17%)	67.5	(25%)
Reverse repos	90.8	100.4	(10%)	104.9	(13%)
Securities	106.6	108.1	(1%)	128.7	(17%)
Cash and eligible bills	24.2	28.1	(14%)	33.9	(29%)
Other	27.7	14.8	87%	31.6	(12%)

Total third party assets (excluding derivatives mark-to-market)	299.8	312.6	(4%)	366.6	(18%)
Net derivative assets (after netting)	29.3	37.0	(21%)	34.5	(15%)
Risk-weighted assets	115.6	120.3	(4%)	114.3	1%

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Compensation ratio is based on staff costs as a percentage of total income.

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Run-off businesses (1)

Total income	10	31	63
Direct expenses	(47)	(44)	(73)

Operating loss	(37)	(13)	(10)

Balance sheet	£bn	£bn	£bn

Total third party assets (excluding derivatives mark to market)	0.8	1.3	3.0

Note:

(1)	Run-off businesses consist of the exited cash equities, corporate broking and equity capital markets operations.

Markets (continued)

Key points
Good progress has been made on the restructure announced in January 2012. The sale of Hoare Govett has been completed and sales of other businesses designated for exit are well advanced. The Markets management team and governance structure is in place and implementation of the new structure through the lower levels of the organisation is underway.

Markets benefited from a traditionally strong first quarter of the year as investors returned boosted by the ECB's Long Term Refinancing Operation (LTRO) programme and a re-emergence of confidence. However, overall activity and risk appetite remained tempered by continued concerns over the economic outlook, especially in Europe.

Q1 2012 compared with Q4 2011

•	Markets returned to profit during Q1 2012, reflecting seasonally improved trading conditions and greater investor confidence.

•	Rates benefited from the increased liquidity and normalisation in the markets following the success of the ECB's LTRO.

•	Currencies fell back as client activity declined. In response, client interaction has been increased through a more extensive programme of trading and research contact.

•
Asset backed products recovered strongly from a poor performance in Q4 2011. Trading volumes for non-agency products doubled, driven by strong investor demand, partly reflecting an improving macroeconomic environment in the United States.

•
Capital Markets benefited from the improved credit environment following the ECB's LTRO and a seasonal recovery in origination activity. The EMEA origination business completed two large transactions during the quarter, generating significant fees. Flow credit trading benefited from a rally in corporate credit and inflows from US and European investors contrasting sharply with Q4 2011, when client activity and investor confidence were both weak.

•
Total expenses increased by 22%, with staff costs up 54%, reflecting a higher incentive compensation accrual related to increased revenue compared with Q4 2011, partially offset by reduced headcount. Other costs declined as cost saving programmes continued to take effect. Improvement in the cost:income ratio, and a reduction in the compensation ratio largely reflected improved revenue performance.

•	Impairments in both Q1 2012 and Q4 2011 reflected a small number of individual provisions.

•	Markets continued to carefully manage the balance sheet, with third party assets falling by 4% compared with the end of 2011, well on track to meet previously disclosed funded balance sheet targets.

•	Return on equity for the ongoing businesses was 21%, a significant improvement on the prior quarter due to the recovery in revenue.

Markets (continued)

Key points (continued)

Q1 2012 compared with Q1 2011

•	Both Q1 2012 and Q1 2011 benefited from seasonally high levels of investor activity, with Q1 2012 reflecting a significant recovery from prior quarter activity levels.

•	Operating profit of the ongoing businesses fell 17%, driven by lower revenue, partly offset by lower costs.
○
The largest absolute fall in revenue was in Asset Backed Products where the recovery in client demand in Q1 2012, though significant, was not as strong as Q1 2011. Balance sheet usage was materially reduced, despite an increase in 'pass-through' trading volumes following the reorganisation of the agency desk.

○ Similarly, Credit Markets also recovered in the quarter, although the increase in confidence and activity was less pronounced than Q1 2011.
○ Investor Products and Equity Derivatives weakened significantly compared with a particularly strong Q1 2011, falling by 43%, as client volumes were significantly below the levels of a year ago.
•	Costs also declined, reflecting a lower level of incentive rewards and the implementation of cost saving measures, driving reduced headcount.

•	Active balance sheet management has lowered third party assets by 18% with an emphasis on reducing levels of short-term unsecured wholesale funding, improving the stability of the funding base.

•	Risk-weighted assets increased by 1% driven by the implementation of CRD III at the end of 2011, partially offset by lower levels of market risk across the period.

•	Return on equity for the ongoing businesses fell from 26% to 21% reflecting lower revenue, combined with higher risk-weighted assets.

Direct Line Group

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Income statement
Earned premiums	1,020	1,043	1,065
Reinsurers' share	(82)	(71)	(54)

Net premium income	938	972	1,011
Fees and commissions	(109)	(161)	(75)
Instalment income	31	33	35
Other income	16	19	35

Total income	876	863	1,006
Net claims	(649)	(589)	(784)

Underwriting profit	227	274	222

Staff expenses	(79)	(75)	(76)
Other expenses	(91)	(79)	(87)

Total direct expenses	(170)	(154)	(163)
Indirect expenses	(63)	(55)	(56)

	(233)	(209)	(219)

Technical result	(6)	65	3
Investment income	90	60	64

Operating profit	84	125	67

Analysis of income by product
Personal lines motor excluding broker
- own brands	411	425	440
- partnerships	31	34	73
Personal lines home excluding broker
- own brands	116	119	117
- partnerships	88	81	98
Personal lines rescue and other excluding broker
- own brands	45	46	46
- partnerships	42	(16)	46
Commercial	79	81	74
International	84	89	80
Other (1)	(20)	4	32

Total income	876	863	1,006

For the notes to this table refer to page 51.

Direct Line Group (continued)

Key metrics

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

In-force policies (000s)
Personal lines motor excluding broker
- own brands	3,827	3,787	4,071
- partnerships	322	320	559
Personal lines home excluding broker
- own brands	1,812	1,811	1,776
- partnerships	2,520	2,497	2,501
Personal lines rescue and other excluding broker
- own brands	1,803	1,844	1,971
- partnerships	7,493	7,307	7,909
Commercial	417	422	383
International	1,412	1,387	1,234
Other (1)	43	1	418

Total in-force policies (2)	19,649	19,376	20,822

Gross written premium (£m)
Personal lines motor excluding broker
- own brands	398	348	390
- partnerships	37	28	37
Personal lines home excluding broker
- own brands	110	112	112
- partnerships	136	132	138
Personal lines rescue and other excluding broker
- own brands	43	40	42
- partnerships	41	44	40
Commercial	107	102	112
International	173	142	169
Other (1)	1	2	(3)

Total gross written premium	1,046	950	1,037

For the notes to this table refer to page 51.

Direct Line Group (continued)

Key metrics (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios
Return on tangible equity (3)	7.4%	11.0%	6.3%
Loss ratio (4)	69%	61%	78%
Commission ratio (5)	12%	17%	7%
Expense ratio (6)	25%	22%	22%
Combined operating ratio (7)	106%	100%	107%

Balance sheet
Total insurance reserves - (£m) (8)	8,132	7,284	7,617

Notes:

(1)	'Other' predominantly consists of the personal lines broker business and from Q1 2012 business previously reported in Non-Core.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card payment protection.

(3)
Return on tangible equity is based on annualised operating profit after tax divided by average tangible equity. Q1 2012 tangible equity has been adjusted for a £300 million dividend paid to RBS Group on 27 March 2012.

(4)	Loss ratio is based on net claims divided by net premium income.
(5)	Commission ratio is based on fees and commissions divided by net premium income.
(6)	Expense ratio is based on expenses divided by net premium income.
(7)	Combined operating ratio is the sum of the loss, commission and expense ratios.
(8)	Consists of general and life insurance liabilities, unearned premium reserve and liability adequacy reserve. Q1 2012 includes business previously reported in Non-Core.

Key points
Direct Line Group continues to make good progress ahead of its divestment from the RBS Group. Q1 2012 operating profit of £84 million was negatively affected by adverse weather, but benefited from reserve releases from prior years.

The second phase of Direct Line Group's transformation plan - to rebuild competitive advantage - is continuing and tangible benefits are beginning to be delivered. During Q1 2012, Direct Line Group began renewing own brand Home policies on its new rating engine as part of the ongoing roll out of increased functionality. Additionally, since July last year, over 200,000 claims have been registered on the new claims management system and over 1,500 new claims are now processed every day. The rationalisation of sites continues as planned with one further location exited during Q1 2012.

In the period from 2009 to 2011 Motor in-force policies decreased by 27%, in line with the de-risking and exit of certain business lines during the first phase of Direct Line Group's transformation plan. During Q1 2012 Motor in-force policies grew by 1% marking a stabilisation of the portfolio. This was achieved whilst maintaining underwriting discipline.

Direct Line Group (continued)

Key points (continued)
During Q1 2012 Direct Line Group made progress with a number of partnership arrangements, which represent a significant portion of the Home segment. Expanding on the established relationship with Nationwide Building Society, a contract was signed to extend the provision of home insurance until the end of 2015. Direct Line Group is also concluding terms with UK Retail division for an arm's length, five year distribution agreement for the continued provision of general insurance products to its customers after the divestment of Direct Line Group. Additionally, following the launch of the Sainsbury's Bank car insurance partnership, during Q1 2012 the contract was extended to provide home insurance for Sainsbury's customers.

Following a period of strong growth, the International division consolidated its position in the quarter. Growth in Italy arose primarily from price increases, while in Germany a contract was signed with Check24 to expand Direct Line Group's market reach.

Commercial maintained underwriting discipline in a difficult market and work continued to improve the product offering and service to brokers.

Investment markets remained challenging with continued low yields. Direct Line Group's investment portfolio is composed primarily of cash, investment grade corporate bonds and gilts with minimal exposure to periphery Eurozone nations. At 31 March 2012, there was no exposure to debt issued in Portugal or Greece and a total exposure of £57 million, less than 1% of the portfolio, to debt issued in Ireland, Italy and Spain.

Separation update
Ahead of the planned divestment from RBS Group, which is targeted to commence in the second half of 2012 by way of a public flotation, subject to market conditions, Direct Line Group has continued with activities in readiness for standalone status. The first stage of the separation programme is progressing as Direct Line Group begins the novation or transfer of contracts with RBS Group suppliers, and where necessary, commencement of the tendering process for new contracts. Standalone head office and other control functions are being established and key senior management have been appointed. On 23 March 2012 the appointment of Mike Biggs as Chairman of Direct Line Group was announced. He brings with him extensive industry experience and a successful track record.

A significant milestone was reached for Direct Line Group's principal underwriting entity, U K Insurance Limited, being assigned an inaugural credit rating of A, with a stable outlook, from Standard and Poor's and an A2 rating, with a stable outlook, from Moody's Investors Service. Following publication of these ratings, Direct Line Group issued £500 million of Tier 2 subordinated debt on 27 April 2012.

Overall, Direct Line Group has powerful brands and is focused on delivering a disciplined, profitable business while maintaining a robust balance sheet. It has continued to make progress in executing the second phase of its business transformation plan, rebuilding competitive advantage.

Direct Line Group (continued)

Key points (continued)

Q1 2012 compared with Q4 2011

•
Operating profit of £84 million was £41 million, 33%, lower compared with Q4 2011, due to higher weather related claims experienced during Q1 2012 and increased expenses resulting from the timing of marketing expenditure, partially offset by higher investment income. Q1 2012 includes the results of insurance business previously reported in Non-Core, which overall had a negligible impact on operating result.

•
Gross written premium of £1,046 million rose by £96 million, or 10%, primarily as a result of the Motor sales campaign with enhanced Direct Line and Churchill marketing activity and an increase in International gross written premium, where a significant proportion of policies on the German book start on 1 January each year.

•
Total income of £876 million rose £13 million, or 2%, primarily due to the non-repeat of £57 million profit share paid to UK Retail during Q4 2011, which was partially offset by commissions payable relating to business previously reported in Non-Core and lower net premium income.

•
Net claims of £649 million were £60 million, or 10%, higher partly due to the adverse weather experienced early in Q1 2012 and the non-repeat of a release from creditor insurance reserves in Q4 2011, which was matched by a similar payment to UK Retail within fees and commissions.

•	Total direct expenses of £170 million were £16 million, or 10%, higher mainly due to the timing of marketing expenditure associated with the new Churchill advertising campaign.

•
Investment income of £90 million was £30 million, or 50%, higher than Q4 2011 largely as a result of the inclusion of business previously reported in Non-Core and investment gains arising from portfolio management initiatives.

•
Total in-force policies grew by 1% due to Rescue and other personal lines, Motor and International. Rescue and other personal lines business grew as a result of a one-off migration of UK Retail customers to packaged current accounts, increasing the uptake of bundled travel insurance. Additionally 43,000 in-force policies relate to business moved across from Non-Core during Q1 2012 in preparation for separation.

Direct Line Group (continued)

Key points (continued)

Q1 2012 compared with Q1 2011

•
Operating profit rose by £17 million, or 25%, compared with Q1 2011 due to an improvement in loss ratio and higher investment income, which was partially offset by higher commissions payable and increased direct expenses relating to the timing of marketing and to the preparation for separation.

•	Gross written premiums rose by £9 million, or 1%, driven by Motor as a result of sale and marketing campaigns and due to price increases in International.

•
Total income fell by £130 million, or 13%, reflecting lower volumes written during the previous year following planned de-risking and higher commissions payable, partly due to the inclusion of business previously reported within Non-Core.

•
Net claims decreased by £135 million, or 17%, through a combination of reduced exposure on Motor and the exit of certain business lines. Additionally Q1 2012 includes reserve releases from prior years.

•	Total direct expenses increased by £7 million or 4%, due to the marketing expenditure associated with the new Churchill advertising campaign, and activity to support separation.

•
Investment income rose by £26 million, or 41%, compared with Q1 2011 due to the inclusion of business previously reported within Non-Core and investment gains arising from portfolio management initiatives.

•
Combined operating ratio improved by 1 percent compared with Q1 2011 due to lower claims offset by higher expenses and commissions payable. For continuing business only (excluding personal lines broker and business previously reported in Non-Core) the combined operating ratio was 104% in Q1 2012 compared to 106% in Q1 2011.

Central items

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Central items not allocated	(144)	89	(32)

Note:

(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

Q1 2012 compared with Q4 2011

•	Central items not allocated represented a debit of £144 million, a decrease of £233 million compared with Q4 2011. The debit primarily results from unallocated volatility costs in Group Treasury.

•	Q4 2011 benefited from higher securities gains and a VAT recovery.

Q1 2012 compared with Q1 2011

•	Central items not allocated represented a debit of £144 million, a decrease of £112 million compared with Q1 2011.

•	The decrease was largely as a result of lower securities gains in Q1 2012, £90 million compared with £158 million.

Non-Core

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Income statement
Net interest income	115	155	252

Net fees and commissions	31	(47)	47
Loss from trading activities	(270)	(407)	(298)
Insurance net premium income	-	9	138
Other operating income
- rental income	168	163	192
- other (1)	225	(151)	104

Non-interest income	154	(433)	183

Total income/(loss)	269	(278)	435

Direct expenses
- staff	(71)	(82)	(91)
- operating lease depreciation	(83)	(91)	(87)
- other	(41)	(57)	(69)
Indirect expenses	(68)	(84)	(76)

	(263)	(314)	(323)

Operating profit/(loss) before other operating charges and impairment losses	6	(592)	112
Insurance net claims	-	61	(128)
Impairment losses	(489)	(751)	(1,075)

Operating loss	(483)	(1,282)	(1,091)

Note:

(1)	Includes gains/(losses) on disposals (Q1 2012 - £182 million gain; Q4 2011 - £36 million loss; Q1 2011 - £34 million loss).

Non-Core (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Analysis of income/(loss) by business
Banking and portfolios	177	(142)	556
International businesses	85	92	81
Markets	7	(228)	(202)

Total income/(loss)	269	(278)	435

Loss from trading activities
Monoline exposures	(128)	(243)	(130)
Credit derivative product companies	(38)	(19)	(40)
Asset-backed products (1)	31	(22)	66
Other credit exotics	20	(8)	(168)
Equities	(1)	1	1
Banking book hedges	-	(36)	(29)
Other	(154)	(80)	2

	(270)	(407)	(298)

Impairment losses
Banking and portfolios	484	714	1,058
International businesses	11	30	20
Markets	(6)	7	(3)

Total impairment losses	489	751	1,075

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (2)
Banking and portfolios	2.8%	3.6%	4.1%
International businesses	2.1%	5.3%	2.1%
Markets	(0.8%)	(8.8%)	(0.1%)

Total	2.7%	3.7%	4.0%

Notes:

(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes disposal groups.

Non-Core (continued)

Key metrics

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios
Net interest margin	0.31%	0.42%	0.72%
Cost:income ratio	98%	nm	74%
Adjusted cost:income ratio	98%	nm	105%

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets (excluding derivatives) (1)	83.3	93.7	(11%)	124.8	(33%)
Total third party assets (including derivatives)	91.8	104.7	(12%)	137.1	(33%)
Loans and advances to customers (gross) (2)	72.7	79.4	(8%)	101.0	(28%)
Customer deposits (2)	3.1	3.5	(11%)	7.1	(56%)
Risk elements in lending (2)	23.5	24.0	(2%)	24.0	(2%)
Risk-weighted assets (1)	89.9	93.3	(4%)	128.5	(30%)

nm = not meaningful

Notes:

(1)
Includes RBS Sempra Commodities JV (31 March 2012 third party assets, excluding derivatives (TPAs) nil, RWAs £1.0 billion, 31 December 2011 TPAs £0.1 billion, RWAs £2.4 billion, 31 March 2011 TPAs £3.9 billion, RWAs £1.6 billion).

(2)	Excludes disposal groups.

	31 March 2012	31 December 2011	31 March 2011
	£bn	£bn	£bn

Gross customer loans and advances
Banking and portfolios	70.8	77.3	98.0
International businesses	1.9	2.0	2.9
Markets	-	0.1	0.1

	72.7	79.4	101.0

Risk-weighted assets
Banking and portfolios	66.1	64.8	76.5
International businesses	3.8	4.1	5.1
Markets	20.0	24.4	46.9

	89.9	93.3	128.5

Third party assets (excluding derivatives)
Banking and portfolios	73.2	81.3	105.4
International businesses	2.7	2.9	3.8
Markets	7.4	9.5	15.6

	83.3	93.7	124.8

Non-Core (continued)

Third party assets (excluding derivatives)

Quarter ended 31 March 2012

	31 December 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 March 2012
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	31.5	(1.5)	(0.4)	0.1	(0.4)	(0.2)	29.1
Corporate	42.2	(0.8)	(1.1)	0.4	(0.1)	(0.5)	40.1
SME	2.1	(0.3)	-	0.1	-	-	1.9
Retail	6.1	(0.2)	(1.6)	-	-	(0.1)	4.2
Other	1.9	(1.2)	-	-	-	(0.1)	0.6
Markets	9.8	(0.2)	(2.1)	0.1	-	(0.2)	7.4

Total (excluding derivatives)	93.6	(4.2)	(5.2)	0.7	(0.5)	(1.1)	83.3
Markets - RBS Sempra Commodities JV	0.1	(0.1)	-	-	-	-	-

Total (1)	93.7	(4.3)	(5.2)	0.7	(0.5)	(1.1)	83.3

Quarter ended 31 December 2011

	30 September 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	35.3	(1.8)	(1.1)	0.1	(0.6)	(0.4)	31.5
Corporate	46.9	(1.6)	(3.6)	0.6	(0.1)	-	42.2
SME	2.4	(0.3)	-	0.1	(0.1)	-	2.1
Retail	7.4	(0.2)	(1.1)	-	-	-	6.1
Other	1.9	-	-	-	-	-	1.9
Markets	10.9	(0.2)	(1.0)	-	-	0.1	9.8

Total (excluding derivatives)	104.8	(4.1)	(6.8)	0.8	(0.8)	(0.3)	93.6
Markets - RBS Sempra Commodities JV	0.3	-	(0.2)	-	-	-	0.1

Total (1)	105.1	(4.1)	(7.0)	0.8	(0.8)	(0.3)	93.7

Note:

(1)	Disposals of £5 billion have been signed as at 31 March 2012 but are pending completion (31 December 2011 - £0.2 billion; 31 March 2011 - £7 billion).

Non-Core(continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Impairment losses by donating division and sector

UK Retail
Mortgages	-	-	3
Personal	2	(28)	(3)

Total UK Retail	2	(28)	-

UK Corporate
Manufacturing and infrastructure	7	26	-
Property and construction	55	83	13
Transport	(2)	6	20
Financial institutions	1	1	3
Lombard	10	20	18
Other	6	21	11

Total UK Corporate	77	157	65

Ulster Bank
Commercial real estate
- investment	84	151	223
- development	142	77	503
Other corporate	34	15	107
Other EMEA	4	2	6

Total Ulster Bank	264	245	839

US Retail & Commercial
Auto and consumer	9	7	25
Cards	5	1	(7)
SBO/home equity	18	33	53
Residential mortgages	3	2	4
Commercial real estate	(3)	14	19
Commercial and other	(4)	7	(3)

Total US Retail & Commercial	28	64	91

International Banking
Manufacturing and infrastructure	6	42	(2)
Property and construction	86	241	105
Transport	13	10	(6)
Telecoms, media and technology	16	18	(11)
Banking and financial institutions	(12)	(31)	1
Other	9	29	(8)

Total International Banking	118	309	79

Other
Wealth	(1)	-	1
Central items	1	4	-

Total Other	-	4	1

Total impairment losses	489	751	1,075

Non-Core (continued)

	31 March 2012	31 December 2011	31 March 2011
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	-	1.4	1.6
Personal	0.1	0.1	0.3

Total UK Retail	0.1	1.5	1.9

UK Corporate
Manufacturing and infrastructure	0.1	0.1	0.2
Property and construction	4.8	5.9	8.0
Transport	4.3	4.5	5.1
Financial institutions	0.6	0.6	0.8
Lombard	0.9	1.0	1.5
Other	7.0	7.5	7.5

Total UK Corporate	17.7	19.6	23.1

Ulster Bank
Commercial real estate
- investment	3.7	3.9	3.9
- development	8.0	8.5	8.9
Other corporate	1.7	1.6	2.0
Other EMEA	0.4	0.4	0.5

Total Ulster Bank	13.8	14.4	15.3

US Retail & Commercial
Auto and consumer	0.8	0.8	2.4
Cards	0.1	0.1	0.1
SBO/home equity	2.4	2.5	2.9
Residential mortgages	0.5	0.6	0.7
Commercial real estate	0.9	1.0	1.4
Commercial and other	-	0.4	0.4

Total US Retail & Commercial	4.7	5.4	7.9

International Banking
Manufacturing and infrastructure	5.8	6.6	8.9
Property and construction	15.4	15.3	19.1
Transport	2.4	3.2	4.5
Telecoms, media and technology	0.7	0.7	1.1
Banking and financial institutions	5.7	5.6	11.1
Other	6.4	7.0	8.4

Total International Banking	36.4	38.4	53.1

Other
Wealth	0.2	0.2	0.4
Direct Line Group	-	-	0.1
Central items	(0.3)	(0.2)	(1.0)

Total Other	(0.1)	-	(0.5)

Gross loans and advances to customers (excluding reverse repurchase agreements)	72.6	79.3	100.8

Non-Core (continued)

Key points
Non-Core has maintained momentum from 2011 and delivered further reductions in third party assets, impairments and costs during Q1 2012.

Third party assets fell to £83 billion in the first quarter, a reduction of £11 billion driven principally by disposals of £5 billion and run-off of £4 billion. The division has also signed, but not yet completed, a further £5 billion of disposals, including the sale of RBS Aviation Capital.

The division continues to focus upon reducing exposures to current and future capital intensive positions. Risk-weighted assets decreased by £3 billion resulting from foreign exchange and mark-to-market movements of £4 billion, sales and run-off of £2 billion and market risk movements of £2 billion, largely offset by higher operational risk RWAs, up £4 billion. Restructuring and disposal activity also reduced Non-Core deductions to the capital base by £0.8 billion in Q1 2012.

An operating loss of £483 million in Q1 2012 was £799 million lower than Q4 2011. Income increased as the losses associated with restructuring monoline exposures and valuation movements on equity positions in Q4 2011 were not repeated. In addition, trading income increased as a result of tightening spreads and favourable market conditions. Impairments declined by £262 million which reflected improvements across the portfolio in general, although Ulster Bank charges remain elevated.

Q1 2012 compared with Q4 2011

•	The lower operating loss of £483 million reflected improvements in income, costs and impairments.

•
Trading losses decreased by £137 million, principally reflecting lower losses resulting from restructuring activity focussed on reducing capital intensive positions. Trading revenues also improved, as prices rallied and spreads tightened. Other income of £225 million was £376 million favourable to Q4 2011 due to positive equity valuation movements as well as gains on disposal of £182 million compared with losses of £36 million in Q4 2011.

•	Third party assets fell by £11 billion to £83 billion in Q1 2012 principally reflecting disposals of £5 billion and run-off of £4 billion.

Q1 2012 compared with Q1 2011

•	Third party assets of £83 billion were £42 billion lower than Q1 2011 principally reflecting disposals of £22 billion and run-off of £19 billion.

•
Risk-weighted assets decreased by £39 billion between Q1 2011 and Q1 2012. The decrease principally reflects the restructuring of monoline exposures in 2011 which totalled £15 billion, and sales and run-off of £14 billion. A further £9 billion reduction was due to market risk reductions as a result of de-risking activities. These were partially offset by an increase in operational risk RWAs.

•
The Q1 2012 operating loss of £483 million was £608 million favourable to Q1 2011 principally due to lower impairments incurred in relation to the Ulster Bank portfolio and reduced costs due to the ongoing run-down of the division, partially offset by lower revenues relate to the reduction of the balance sheet.

•	Since Q1 2011 headcount has reduced by approximately 2,400, 36%, reflecting business and country exits and run-down, specifically in India, China, RBS Sempra Commodities and Non-Core Insurance.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 May 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary